METAIYE MEDIA INC.

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2022

TOGETHER WITH
INDEPENDENT ACCOUNTANT AUDIT REPORT

May 16, 2023

Haroon Imtiaz, CPA
San Jose, CA 95112

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

DESCRIPTION	PAGE



haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Board of METAIYE MEDIA INC.:

Opinion
We have audited the financial statements of METAIYE MEDIA INC., which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of METAIYE MEDIA INC. as of December 31, 2022, and the results of its operations and its cash flows for the twelve then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of METAIYE MEDIA INC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about METAIYE MEDIA INC.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud December involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of METAIYE MEDIA INC.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about METAIYE MEDIA INC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
San Jose, CA
Dated: May 16, 2023

METAIYE MEDIA INC.
Statement of Assets and Liabilities
As of December 31, 2022

	Dec. 31, 2022
ASSETS:	
Current Assets	
Cash and Cash Equivalents	$ 339
Restricted Cash	10,875
Accounts Receivable	33,055
Total Current Assets	**44,269**
Fixed Assets, net	-
Total Assets	**44,269**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	
Accounts Payable	113,608
Total Current Assets	**113,608**
Long-term Liabilities	-
Total Liabilities	**113,608**
Shareholder Equity	**(69,339)**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 44,269**

METAIYE MEDIA INC.
Statement of Operations
For the Twelve Months Ended December 31, 2022

REVENUE, net	$	66,226
OPERATING EXPENSES:		
General and administrative		(57,447)
Research and Development		(89,149)
Sales and Marketing		(32,284)
TOTAL OPERATING EXPENSES:		**(178,880)**
OPERATING INCOME (LOSS)		**(112,655)**
Non-operative gain and losses		
Other Income		-
Unrealized (loss) gain on investments		-
Total Non-Operative Gain		**-**
Net Income (Loss) before Taxes	$	**(112,655)**

METAIYE MEDIA INC.
Statement of Changes in Partners' Capital
For the Twelve Months Ended December 31, 2022

	Common Stock		Equity Issuance Costs	Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount				
Balance Dec. 31, 2021	**1,820,618**	**$ 182**	**$ (97,180)**	**$ 1,062,621**	**$ (1,012,212)**	**$ (46,589)**
Capital Contribution during the year	9,446	1	(2,140)	92,044	-	89,905
Net Profit / (loss) for the Year ended Dec. 31, 2022	-	-	-	-	(112,655)	(112,655)
Balance Dec. 31, 2022	1,830,064	**$ 183**	**$ (99,320)**	**$ 1,154,665**	**$ (1,124,867)**	**$ (69,339)**

METAIYE MEDIA INC.
Statements of Cash Flows
For the Twelve Months Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	**(112,655)**
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Decrease in Current assets		24,999
Decrease in Current liabilities		22,869
Total adjustments		47,868
Net cash provided (used) by operating activities		**(64,787)**

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided (used) by financing activities	**-**

CASH FLOWS FROM FINANCING ACTIVITIES

Decrease in Convertible Note	(25,000)
Net Capital Contribution	89,905
Net cash provided (used) by financing activities	**64,905**

Net increase (decrease) in cash and equivalent	**118**

CASH AND CASH EQUIVALENTS: Jan. 1 2022		**221**
CASH AND CASH EQUIVALENTS: Dec. 31 2022	$	**339**

NOTE 1. GENERAL

METAIYE MEDIA INC. is a profit corporation registered under the laws of the state of Wyoming on August 30, 2019. Metaiye Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement, and commercialization models for the decentralized generation. It's primary property, Metaiye Knights, is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming, and film formats. Headquarter of METAIYE MEDIA INC. is located in New York, NY.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

METAIYE MEDIA INC.
Notes to Financial Statements
For the Twelve Months Ended December 31, 2022

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The organization is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Property, Plant and Equipment</u>

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. <u>CASH AND CASH EQUIVALENTS</u>
Cash & cash equivalents at twelve months ended consist of the following checking accounts:

	December 31, 2022
Cash	$ 339
Total	**$ 339**

Note 4. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at December 31, 2022 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 339	$ 339	-	-

NOTE 5. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the METAIYE MEDIA INC. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 6. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

METAIYE MEDIA INC. is in conformity with the Wyoming Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 7. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The METAIYE MEDIA INC. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The METAIYE MEDIA INC. has not experienced any losses in such accounts. The METAIYE MEDIA INC. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, the METAIYE MEDIA INC. had $0, of uninsured balances at these institutions.

NOTE 8. <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through May 16, 2023, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 9. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic

NOTE 9. <u>COVID 19 (Continued)</u>

uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

METAIYE MEDIA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Metaiye Media, Inc.
New York, NY

Opinion

We have audited the financial statements of Metaiye Media Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Metaiye Media Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Metaiye Media Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metaiye Media Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 22, 2022
Los Angeles, California

METAIYE MEDIA INC.
BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	221	$	4,264
Restricted cash		54,307		22,202
Account receivable- net		14,250		53,750
Other current asset		372		-
Total current assets		**69,150**		**80,217**
Total assets	$	**69,150**	$	**80,217**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable		90,739		65,897
Total current liabilities		**90,739**		**65,897**
Convertible Note		25,000		-
Total liabilities	$	**115,739**	$	**65,897**
STOCKHOLDERS EQUITY				
Common Stock		182		175
Equity Issuance Costs		(97,180)		(38,933)
Additional Paid In Capital (APIC)		1,062,621		414,743
Subscription receivables		-		-
Retained earnings/(Accumulated Deficit)		(1,012,212)		(361,666)
Total stockholders' equity		**(46,588)**		**14,319**
Total liabilities and stockholders' equity	$	**69,150**	$	**80,217**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	774	53,854
Cost of goods sold	-	-
Gross profit	774	53,854
Operating expenses		
General and administrative	286,446	117,300
Sales and Marketing	85,760	-
Research and Development	279,113	280,937
Total operating expenses	651,319	398,238
Operating income/(loss)	(650,545)	(344,384)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(650,545)	(344,384)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(650,545)**	**(344,384)**

See accompanying notes to financial statements.

METAIYE MEDIA INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Equity Issuance Costs	Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**1,538,000**	**$ 154**	**$ -**	**$ 17,264**	**$ (17,282)**	**$ 136**
Net income/(loss)					**$ (344,384)**	**$ (344,384)**
Capital raised on Crowdfunding	214,000	$ 21	$ (38,933)	$ 397,479		**$ 358,567**
Balance—December 31, 2020	**1,752,000**	**$ 175.20**	**$ (38,933)**	**$ 414,743**	**$ (361,666)**	**$ 14,319**
Net income/(loss)					**$ (650,545)**	**$ (650,545)**
Capital raised on Crowdfunding	68,618	$ 7	$ (58,247)	$ 647,878	**$ -**	589,637
Balance—December 31, 2021	**1,820,618**	**$ 182.06**	**$ (97,180)**	**$ 1,062,621**	**$ (1,012,212)**	**$ (46,589)**

See accompanying notes to financial statements.

METAIYE MEDIA INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(650,545)	$	(344,384)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Account receivables, net		39,500		(53,750)
Other current asset		(372)		-
Accounts Payable		24,841		65,897
Net cash provided/(used) by operating activities		**(586,576)**		**(332,237)**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes issuance		25,000		-
Capital raised on Crowdfunding		589,637		358,567
Net cash provided/(used) by financing activities		**614,637**		**358,567**
Change in cash and restricted cash		28,061		26,330
Cash and restricted cash —beginning of year		26,466		136
Cash and restricted cash—end of year	$	**54,527**	$	**26,466**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Metaiye Media Inc, was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metaiye Media Inc, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Metaiye Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement, and commercialization models for the decentralized generation. It's primary property, Metaiye Knights, is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming, and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioral psychology, behavior, and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing, and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI, and digital money. Metaiye Media has a unique formula to use these tools to create a new media property to lead its category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted cash

Restricted cash incudes cash deposited in an escrow account with Start Engine, a crowdfunding platform.

Income Taxes

Metaiye Media Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has not yet filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective May 24, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods or services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has not yet earned revenue, as it continues to be an early-stage media development company.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 Common Shares at a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,820,618 shares and 1,752,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 Preferred Shares at $0.0001 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares were issued.

4. DEBT

Convertible Note(s)

On December 6, 2021, the Company entered Promissory Convertible Note agreements with Anastasia Amirova and Lulu Atanda in the amount of $25,000 each and $50,000 total. The details and terms of the convertible note are as follows:

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (35,311)	$ (96,337)
Valuation Allowance	35,311	96,337
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	240,947	$ (104,978)
Valuation Allowance	(240,947)	104,978
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $208,046, and the Company had state net operating loss ("NOL") carryforwards of approximately $32,910. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2021 and 2020, the Company has paid a management fee to its CEO, Dele Atanda, in the amount of $110,150 and $82,620 respectively.

There were no other related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.